                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 11-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended     December 31, 1993
                          -------------------------
                                     OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from           to
                               ---------    ---------












Commission file number         0-20355
                       ---------------------------------------------















A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


               Costco Wholesale Corporation
               Employees' Savings/Retirement Plan [401(k)]
               10809 - 120th Avenue NE
               Kirkland, WA  98033








B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:





               Price/Costco, Inc.
               10809 - 120th Avenue NE
               Kirkland, WA  98033

                  COSTCO WHOLESALE
                  EMPLOYEES' SAVINGS/RETIREMENT PLAN [401(k)]

                  FINANCIAL STATEMENTS
                  AS OF DECEMBER 31, 1993 AND 1992
                  TOGETHER WITH AUDITORS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the
Costco Wholesale Corporation
Employees' Savings/Retirement Plan [401(k)]:

We have audited the accompanying statements of net assets available for plan benefits of the Costco Wholesale Corporation Employees' Savings/Retirement Plan [401(k)] as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.



We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Costco Wholesale Corporation Employees' Savings/Retirement Plan [401(k)] as of December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


Seattle, Washington,
  March 9, 1994

                          COSTCO WHOLESALE CORPORATION
                   EMPLOYEES' SAVINGS/RETIREMENT PLAN [401(k)]

               STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 1993 AND 1992

                                      Price/Costco Common
                                      Stock Fund                     Fixed Income Fund              Growth Fund
                                   ------------------------       ------------------------      ----------------------
                                       1993         1992             1993         1992              1993        1992
                                   ------------------------       ------------------------      ----------------------
CASH AND CASH EQUIVALENTS          $   289,980    $    74,180    $   241,302    $   68,213     $1,340,011     $  280,650

INVESTMENTS:
  Government securities                 -              -              -              -          3,134,687      3,026,397
  Common stock                          -              -              -              -          7,037,164      5,806,315
  Price/Costco common stock         19,857,761     17,977,047
  Investment contracts                  -              -          10,367,823     6,480,310
  Mutual funds                          -              -              -              -              -              -
ACCRUED INTEREST                        -              -              48,538        55,988          -              -

CONTRIBUTIONS RECEIVABLE                   862         -                 573         -                486            243

INTERFUND TRANSFERS AND OTHER          (12,880)        22,478        118,812       (17,683)        99,434         (4,795)
                                   -----------    -----------    -----------    ----------     ----------     ----------
     Net assets available for
       plan benefits               $20,135,723    $18,073,705    $13,911,735    $9,613,225     $8,477,095     $6,082,413
                                   -----------    -----------    -----------    ----------     ----------     ----------
                                   -----------    -----------    -----------    ----------     ----------     ----------



                                         Balanced Fund                    Total
                                   ---------------------------   -------------------------
                                        1993          1992           1993           1992
                                   ---------------------------   -------------------------
CASH AND CASH EQUIVALENTS          $  251,393          -         $ 2,122,686    $   423,043

INVESTMENTS:
  Government securities                 -              -           3,134,687      3,026,397
  Common stock                          -              -           7,037,164      5,806,315
  Price/Costco common stock             -              -          19,857,761     17,977,047
  Investment contracts                  -              -          10,367,823      6,480,310
  Mutual funds                     1,922,754           -           1,922,754         -
ACCRUED INTEREST                        -              -              48,538         55,988
CONTRIBUTIONS RECEIVABLE                 188           -               2,109            243

INTERFUND TRANSFERS AND OTHER       (205,366)          -              -              -
                                   ----------     ----------     -----------    -----------

     Net assets available for      $1,968,969     $     -        $44,493,522    $33,769,343
       plan benefits               ----------     ----------     -----------    -----------
                                   ----------     ----------     -----------    -----------

The accompanying notes are an integral part of these statements.

                          COSTCO WHOLESALE CORPORATION
                    EMPLOYEES' SAVINGS/RETIREMENT PLAN [401(k)]

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                  FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1992

                                                 Price/Costco Common
                                                      Stock Fund               Fixed Income Fund                Growth Fund
                                             --------------------------    -------------------------     --------------------------
                                                1993         1992             1993        1992              1993           1992
                                             -----------    -----------    -----------    ----------     ----------     -----------
NET INVESTMENT RESULTS:
  Unrealized appreciation (depreciation)
    of investments                           $(3,432,577)   $(7,905,128)   $    83,114    $  (57,246)    $  372,687     $  414,884
  Realized losses on sale of investments        (150,686)      (129,775)        -             (1,408)       (41,157)       (84,686)
  Interest                                         1,800          4,661        196,544       201,460          -              -
  Dividends                                        1,659         -             482,696       336,113        116,962         82,849
  Investment management fees                        -            -             (64,156)      (44,077)       (44,625)       (25,407)
                                             -----------    -----------    -----------    ----------     ----------     ----------
     Total net investment results             (3,579,804)    (8,030,242)       698,198       434,842        403,867        387,640
                                             -----------    -----------    -----------    ----------     ----------     ----------
CONTRIBUTIONS TO THE PLAN (Note 1):
  Employees                                    6,551,823      6,102,221      4,124,687     2,806,507      2,445,434      1,538,730
  Employer                                     1,068,519        967,509        655,100       468,223        409,972        259,621
                                             -----------    -----------    -----------    ----------     ----------     ----------
     Total contributions                       7,620,342      7,069,730      4,779,787     3,274,730      2,855,406      1,798,351
                                             -----------    -----------    -----------    ----------     ----------     ----------
DISTRIBUTIONS TO PARTICIPANTS                 (1,183,117)    (1,726,656)      (893,362)     (737,845)      (466,330)      (423,244)
                                             -----------    -----------    -----------    ----------     ----------     ----------

INTERFUND TRANSFERS                             (795,403)     2,002,766       (286,113)   (1,529,588)      (398,261)      (473,178)
                                             -----------    -----------    -----------    ----------     ----------     ----------
     Net increase (decrease) in
       net assets available for
       plan benefits                           2,062,018       (684,402)     4,298,510     1,442,139      2,394,682      1,289,569

     Net assets, beginning
       of year                                18,073,705     18,758,107      9,613,225     8,171,086      6,082,413      4,792,844
                                             -----------    -----------    -----------    ----------     ----------     ----------
     Net assets, end of year                 $20,135,723    $18,073,705    $13,911,735    $9,613,225     $8,477,095     $6,082,413
                                             -----------    -----------    -----------    ----------     ----------     ----------
                                             -----------    -----------    -----------    ----------     ----------     ----------


                                                       Balanced Fund                 Total
                                             -------------------------     --------------------------
                                                 1993          1992             1993          1992
                                             -----------    ----------     -----------    -----------
NET INVESTMENT RESULTS:
  Unrealized appreciation (depreciation)
    of investments                           $    29,036    $    -         $(2,947,740)   $(7,547,490)
  Realized losses on sale of investments          -              -            (191,843)      (215,869)
  Interest                                            58         -             198,402        206,121
  Dividends                                          789         -             602,106        418,962
  Investment management fees                         (50)        -            (108,831)       (69,484)
                                              ----------    ---------      -----------    -----------
     Total net investment results                 29,833         -          (2,447,906)    (7,207,760)
                                              ----------    ---------      -----------    -----------
CONTRIBUTIONS TO THE PLAN (Note 1):
  Employees                                      426,834         -          13,548,778     10,447,458
  Employer                                        60,721         -           2,194,312      1,695,353
                                              ----------    ---------      -----------    -----------
     Total contributions                         487,555         -          15,743,090     12,142,811
                                              ----------    ---------      -----------    -----------
DISTRIBUTIONS TO PARTICIPANTS                    (28,196)        -          (2,571,005)    (2,887,745)
                                              ----------    ---------      -----------    -----------
INTERFUND TRANSFERS                            1,479,777         -              -              -
                                              ----------    ---------      -----------    -----------
     Net increase (decrease) in
       net assets available for
       plan benefits                           1,968,969         -          10,724,179      2,047,306

     Net assets, beginning
       of year                                    -              -          33,769,343     31,722,037
                                              ----------    ---------      -----------    -----------
     Net assets, end of year                 $1,968,969     $    -         $44,493,522    $33,769,343
                                             ----------     ---------      -----------    -----------
                                             ----------     ---------      -----------    -----------

The accompanying notes are an integral part of these statements.

                          COSTCO WHOLESALE CORPORATION
                  EMPLOYEES' SAVINGS/RETIREMENT PLAN [401(k)]

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1993



1.  DESCRIPTION OF THE PLAN:

The Costco Wholesale Corporation (the "Corporation") Employees' Savings/ Retirement Plan [401(k)] (the "Plan"), began on January 1, 1987. Employees of the Corporation are eligible to participate in the Plan if they have been employed by the Corporation for a minimum of 12 months, and are at least 18 years of age.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Under the Plan, participants are able to contribute annually a maximum of 18% of their annual base compensation up to a specified amount which was $8,994 in calendar year 1993. The Corporation will contribute out of its current or accumulated net profits an additional amount equal to $.10 for every $1.00 the participant elects to defer. After the participant reaches his or her five-year anniversary of service the Corporation will match $.25 for every $1.00 contributed. Maximum participant deferrals are 16% of base salary when the Corporation's 25% match is applicable.

Employee contributions shall be at all times 100% vested and will be paid upon termination of employment, death or attainment of age 59-1/2. In addition, benefits may be distributed to a participant in the event of financial hardship. Employer contributions are fully vested after five years, according to the following schedule.

                  Years of Service                  Percentage Vested
                  ----------------                  -----------------
                      Under 3                              0%
                         3                                25%
                         4                                50%
                         5                               100%




All contributions to the Plan are invested at the direction of the participants in any of the following funds: the Price/Costco Common Stock Fund, the Fixed Income Fund, the Growth Fund and the Balanced Fund. The number of active participants in each fund at December 31, 1993 was 6,647, 5,499, 3,977 and 1,480, respectively. The total number of participants in the Plan at December 31, 1993 was 7,313.

The Price/Costco stock fund invests solely in Price/Costco common stock. On October 21, 1993, the shareholders of both The Price Company (Price) and
Costco Wholesale Corporation approved an agreement that provided for the mergers of Price and Costco into Price/Costco, Inc. (Price/Costco). Pursuant to the Transaction, Price and Costco became subsidiaries of Price/Costco. Shareholders of Costco received one share of Price/Costco common stock for each share of Costco.

The fixed fund is designed to provide a secure principal and stable current income. The funds are invested in of U.S. Government Treasury or agency bonds and guaranteed investment contracts.

The growth fund is designed to provide capital appreciation, with a secondary objective of providing current income. The funds are invested in U.S. common stocks.

The balanced fund is designed to mix current income with capital appreciation. The funds are invested in a diverse portfolio of stocks and fixed-income securities.

In the event of employee termination other than by reason of retirement, death or disability, nonvested employer contributions are forfeited and the employer contribution is reduced by the amount forfeited.

All administrative and custodial fees of the Plan are paid by the Corporation. All investment management and transaction fees directly related to the plan investments are shown as a reduction of net investment results.



2.  SIGNIFICANT ACCOUNTING POLICIES:

The financial statements are presented on the accrual basis of accounting.

Investments are valued using the closing price of the investments on the last day of business of the plan year.

3.  UNREALIZED APPRECIATION (DEPRECIATION) IN PLAN INVESTMENTS:

Unrealized appreciation (depreciation) and realized losses have been determined by the market value of an investment at the beginning of the plan year or its acquisition cost if acquired during the plan year, consistent with Employee Retirement Income Security Act (ERISA) requirements.

4.  FEDERAL INCOME TAXES:

The Plan has received a favorable determination letter from the IRS under
Section 401(a) and is exempt from taxes under Section 501(a).

5.  PLAN TERMINATION:

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination or partial termination, participants will have a nonforfeitable interest in the vested portion of their account balance.

6.  BENEFITS PAYABLE:


The Plan classifies all benefits owed to vested, terminated participants as a component of net assets available for plan benefits rather than as a liability. These amounts were $71,444 and $189,906 as of December 31, 1993 and 1992, respectively.

                          COSTCO WHOLESALE CORPORATION
                  EMPLOYEES' SAVINGS/RETIREMENT PLAN [401(k)]

                                 EIN 91-1223280

                                    ITEM 27a


                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1993

                                                                 Total
                                       Number of       ------------------------
                                    Shares/Units or                  Current
Issuer/Description                  Principal Amount      Cost        Value
- ------------------                  ----------------   --------------------------
PRICE/COSTCO COMMON STOCK FUND

Price/Costco Common Stock               1,031,572      $22,983,506    $19,857,761
                                                       -----------    -----------
         Total Price/Costco Common
           Stock Fund                                   22,983,506     19,857,761
                                                       -----------    -----------

FIXED INCOME FUND

Federal Home Loan Bank
  Due 01/25/94, 7.3%                       50,000           50,537         50,141

Federal National Mortgage Assoc.
  Debentures, due 01/10/97, 7.6%          150,000          147,661        161,720

U.S. Treasury Notes:
  Due 09/30/94, 8.5%                       25,000           25,742         25,899
  Due 06/30/94, 8.5%                       50,000           53,117         51,250
  Due 04/30/96, 7.625%                    250,000          251,890        267,735
  Due 08/15/95, 8.5%                      100,000          103,063        106,875
  Due 10/15/98, 7.125%                    300,000          318,185        324,564
  Due 01/15/99, 6.375%                    500,000          501,807        525,155
  Due 12/31/96, 6.125%                    175,000          174,903        182,929
  Due 04/15/98, 7.875%                    150,000          161,507        166,078
  Due 05/31/97, 6.75%                     215,000          276,549        228,371
  Due 08/31/97, 5.625%                    125,000          127,341        128,204
  Due 08/31/94, 4.25%                     125,000          126,624        125,586
  Due 11/30/98, 6%                        250,000          250,152        259,453
  Due 02/28/98, 5.125%                    100,000          100,438        100,438
  Due 03/31/98, 5.125%                    250,000          250,850        250,860
  Due 05/15/95, 5.875%                    175,000          179,429        179,429

                                                                Total
                                       Number of      ------------------------
                                    Shares/Units or                  Current
                                    Principal Amount      Cost        Value
                                    ----------------  ----------- ------------
FIXED INCOME FUND (Continued)


INVESCO Retirement GIC Fund,
  1993 annual yield 5.83%               10,367,823     10,367,823     10,367,823
                                                       -----------    -----------
         Total Fixed Income Fund
           Investments                                 13,467,618     13,502,510
                                                       -----------    -----------

GROWTH FUND

Common Stock:
  Adobe Systems                              2,600         96,200         57,850
  Aetna Life & Casualty                      2,200        114,425        132,825
  A H Belco Corp.                            2,000         58,795        106,000
  American Express Company                   3,450         77,974        106,519
  American Home Products Corp.               1,200         60,000         77,700
  American International                       900         55,641         78,975
  American Power Conversion                  2,400         39,694         57,000
  Amgen                                      2,000         73,896         99,000
  Arnolds Industries, Inc.                   2,000         18,375         42,000
  Autodesk                                   1,600         74,397         72,000
  Banc One Corp Ohio                         2,000         85,600         78,250
  BankAmerica Corp                           2,000         77,680         92,750
  Bankers Trust NY Corp.                     1,625        123,500        128,578
  Boeing Co.                                 3,150        122,047        136,238
  Brinker International                      2,662         45,588        122,452
  Brown-Forman Corp. Class B                 1,000         70,875         87,250
  Capital Cities/ABC, Inc.                     120         54,442         74,340
  Capital Holding                            2,000         56,796         74,250
  Charles Schwab Corp                        3,450         56,300        111,694
  Cisco Sys Inc.                             1,400         71,975         90,475
  Coastal Corp.                              4,100        109,513        115,825
  Digital Equipment Corp.                    4,800        220,450        164,400
  Dreyfus Corp.                              2,675        103,844        120,375
  Electronic Arts                            2,500         85,150         75,000
  Equifax Inc.                               4,000         78,724        109,500

                                                                Total
                                       Number of      --------------------------
                                    Shares/Units or                  Current
                                    Principal Amount      Cost        Value
                                    ----------------  ------------ -------------
  Federal Home Loan Mortgage                 2,425         66,083        120,947
  Federal National Mtg Assoc                 1,100         58,238         86,350
  First Financial Mgmt Corp                  2,000         82,910        113,500
  FMC Corp.                                  1,425         69,469         67,153
  Ford Motor                                 1,150         30,170         74,175
  Fruit of the Loom                          2,800        110,011         67,550
  Geico Corp.                                1,300         37,495         66,788
  General Electric                             800         62,400         83,900
  Genzyme Corp.                              2,400        107,513         66,000
  Great Lakes Chem                           1,200         55,775         89,550
  Guiness Plc                                3,925        159,922        136,394
  Hanson Plc                                 6,000        109,713        120,000
  Hewlett Packard                              900         54,312         71,100
  Home Depot                                 1,900         36,017         75,050
  Intel Corp.                                1,400         41,675         86,800
  Limited Inc.                               3,300         74,752         56,100
  Liz Claiborne                              2,100         86,751         47,512
  McClatchy Newspapers, Inc.                 2,200         43,313         51,975
  Merrill Lynch                              2,200         49,788         92,400
  Microsoft                                  1,150         64,700         92,719
  Motorola Incorporated                      1,000         45,958         92,250
  National Service Ind.                      3,200         81,325         82,000
  Nestle S A Spnsd Adr                       3,450        124,856        148,350
  New York Times, Class A                    6,100        144,959        160,125
  Nike                                       1,700         85,838         78,625
  Norwest Corp                               3,300         87,450         80,437
  Novell                                     3,000         52,243         62,250
  Office Depot                               3,750         54,488        126,094
  Old Republic International Corp.           5,075         93,581        114,822
  Paramount Communications                   1,600         75,443        147,200
  Philip Morris Companies                    3,875        208,863        215,547
  RJR Nabisco Holdings Corp.                39,100        270,906        249,263

                                                                Total
                                       Number of      --------------------------
                                    Shares/Units or                      Current
                                    Principal Amount      Cost            Value
                                    ----------------  --------------------------
  Silicon Graphics                           4,400         50,903        108,900
  Staples Inc.                               4,200         88,456        107,100
  Stratus Computer                           2,600         74,563         81,575
  Stride Rite Corp                           4,800         99,700         78,600
  Student Loan Market Assn                   1,700         91,550         76,287
  Sun Microsystems                           2,700         76,491         78,637
  Sybase Inc.                                2,200         74,454         92,400
  Tecumseh Prods Co. Class A                 1,800         68,175         83,250
  Teledyne Inc.                              3,750         73,125         97,500
  Toys R Us Inc.                             2,500         73,783         85,837
  United Healthcare Corp                     1,600         72,177        121,400
  United Technologies Corp.                  1,900         90,379        117,800
  U S Healthcare Inc.                        1,950         75,068        112,369
  Waste Management                           2,400         90,882         63,300
  Walt Disney Company                        2,300         84,911         98,037
                                                      -----------     ----------
         Total Growth Fund                              5,943,415      7,037,164
                                                      -----------     -----------

BALANCED FUND
- -------------

Fidelity Advisor
  Series II - Income & Growth Fund         124,289      1,893,718      1,922,754
                                                       -----------    -----------
         Total Balanced Fund                            1,893,718      1,922,754
                                                       -----------    -----------
         Total Investments                            $44,288,257    $42,320,189
                                                      ------------    -----------
                                                      ------------    -----------

                          COSTCO WHOLESALE CORPORATION
                   EMPLOYEES' SAVINGS/RETIREMENT PLAN [401(k)]

                                 EIN 91-1223280

                                    ITEM 27d

                       SCHEDULE OF REPORTABLE TRANSACTIONS

                       FOR THE YEAR ENDED DECEMBER 31, 1993

                            -------------------Purchases-------------------------------------------Sales---------------------------
                                              Number of                             Number of                Total
                                Number     Shares/Units or            Number     Shares/Units or   Total     Sale           Net
Issuer/Description          of Purchases  Principal Amount    Total  of Sales   Principal Amount   Cost      Price       Gain (Loss)
- ------------------         -------------  ---------------     -----  --------   ----------------   -----     -----       ---------

CATEGORY (iii) - SERIES OF TRANSACTIONS IN EXCESS OF 5 PERCENT OF PLAN ASSETS AT JANUARY 1, 1993

PRICE/COSTCO COMMON STOCK FUND
  Price/Costco Common Stock        52        365,272        6,795,427       4        61,466    $1,344,569   $1,214,906   $(129,663)

FIXED FUND

  Invesco Retirement GIC Fund      31      4,169,800        4,169,800      13       659,206       659,206      659,206       -

BALANCED FUND

Fidelity Advisor
  Series II - Income and Growth
    Fund                           13        124,289        1,893,718      -           -             -           -           -


There were no category (i), (ii) or (iv) reportable transactions during 1993.